Exhibit 99.1

September 25, 2003

IDC Consent

IDC grants PalmSource, Inc. permission to disclose the following information in registration statements filed under the Securities Act of 1933, as amended:

“According to an IDC report dated August 2003, annual worldwide sales of pen-based handheld devices are projected to increase from approximately 10.1 million units in 2000 to an estimated 15.2 million units in 2007 and according to this report Palm OS will power approximately 46% of these devices by 2007.”

“According to the August 2003 IDC report, annual worldwide sales of converged handheld devices are projected to increase from approximately 0.41 million units in 2000 to an estimated 81.0 million units in 2007, and Palm OS is projected to power 11.3% of these devices by 2007.”

It is understood by IDC and PalmSource, Inc. that the information set forth above will not be sold.

It is further understood that IDC will be credited as the source of publication.

IDC also consents to the inclusion of this consent as an exhibit to such registration statements.

IDC

By:	/s/ RALPH FINOS

Name:	Ralph Finos

Title:	VP Consulting